UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No ☒

Contacts in Santiago, Chile Andrés Wainer, Chief Financial Officer Paula Vicuña, Investor Relations Officer (56-2) 2338-0520 / paula.vicuna@koandina.com	February 24, 2021

The Coca-Cola Company, the Coca-Cola System in Brazil and HEINEKEN

announce redesigned distribution partnership in Brazil.

The Coca-Cola Company, the Coca-Cola System in Brazil and HEINEKEN have reached an agreement (the “Agreement”) to redesign their longstanding distribution partnership in Brazil. The Agreement marks a new milestone in the relationship among the companies; it re-aligns the interests of all parties for the future and builds on a solid historical foundation.

As per the Agreement, expected to become effective mid-2021, the parties will begin a smooth transition of the Heineken® and Amstel brands to HEINEKEN Brazil’s distribution network. The Coca-Cola System in Brazil will continue to offer Kaiser, Bavaria and Sol, and will complement this portfolio with premium brand Eisenbahn and other international brands. The Agreement allows the parties to better serve consumers and customers in the Brazilian market with a solid portfolio, building on the positive momentum developed over many years of successful collaboration.

Additionally, as part of the redesign of the distribution partnership, the parties will have more flexibility. Subject to certain mutually-agreed upon terms established in the Agreement, the Coca-Cola System in Brazil will be able to produce and distribute alcoholic beverages and other beers in a certain proportion to HEINEKEN’s portfolio and HEINEKEN will be able to explore further opportunities in the non-alcoholic segment. This will allow Brazilian consumers to benefit from a wider array of options.

"This new agreement in Brazil is in line with our strategy of becoming a total beverage company, as it allows us to continue commercializing some HEINEKEN brands, while commercializing other beer brands, and other alcoholic beverages." said Miguel Ángel Peirano, Chief Executive Officer, Coca-Cola Andina

“Our companies have a long partnership history in Brazil, and we are pleased to reach a new agreement that will serve consumers for many years to come.” said Luis Felipe Avellar, President Coca-Cola Brazil & South Cone Operations

“I am very pleased to redefine our distribution partnership with the Coca-Cola System in Brazil. Through a dual route to market, we will be able to reach and better serve our consumers and customers with our broad portfolio, leveraging two strong distribution systems.” said Mauricio Giamellaro, Managing Director, HEINEKEN Brazil

“This new agreement is positive news not only for the parties involved but for our Brazilian clients and consumers as well.” said Ricardo Mello, President of the Association of Coca-Cola Bottlers in Brazil

The parties have agreed to an initial term until December 31, 2026 with automatic renewal for another 5-year term subject to the terms of the Agreement. The Agreement is subject to customary regulatory approvals. As part of the Agreement, the parties have agreed to end the existing litigation between them relating to the previous distribution agreements.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.6 million people, delivering 734.6 million unit cases or 4,171 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2020. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

NYSE: AKO/A; AKO/B BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B www.koandina.com	-1-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, February 24, 2021